ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 6, 2024	Ali R. Olia T +1 617 951 7204 ali.olia@ropesgray.com

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ashley Vroman-Lee

Re:	Thornburg ETF Trust (the “Trust” or “Registrant”) File Nos. 333-282372 and 811-24005

Dear Ms. Vroman-Lee:

This letter is being filed to respond to the comments received from you in writing on October 23, 2024 regarding the Trust’s initial registration statement on Form N-1A (the “Registration Statement”) relating to Thornburg Core Plus Bond ETF, Thornburg Flexible Bond ETF, Thornburg International Core Equity ETF and Thornburg International Growth ETF (each a “Fund” and, collectively, the “Funds”), which was filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2024. The Staff’s comments, together with the Trust’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement.

COVER PAGE

1.	Comment: Please include ticker symbols on the Cover Page.

Response: The Registrant confirms that a ticker symbol for each Fund will be included on the Cover Page in a pre-effective amendment to the Registration Statement.

PROSPECTUS

THORNBURG CORE PLUS BOND ETF – FUND SUMMARY

2.	Comment: Please provide a completed fee table.

Response: The Registrant confirms that a completed fee table for each Fund will be included in a pre-effective amendment to the Registration Statement.

Securities and Exchange Commission	- 2 -	December 6, 2024

3.	Comment: Disclosure in the second paragraph on page 4 of the Fund’s principal investment strategy discusses investments denominated in foreign currencies. Please disclose under what circumstances the Fund may invest in foreign issuers or in debt denominated in foreign currencies.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

The Fund may invest in obligations of foreign or domestic issuers, but expects to invest primarily in obligations of domestic issuers under normal circumstances. ~~The Fund may invest in debt obligations denominated in foreign currencies, but expects to invest principally in obligations denominated in U.S. dollars.~~ The Fund may invest in foreign issuers and debt obligations denominated in foreign currencies, as described herein, when the portfolio management team believes conditions for such debt are favorable relative to similar obligations denominated in U.S. dollars. The Fund may not, at the time of purchase, invest more than 25% of its net assets in debt obligations denominated in foreign currencies, but this limitation does not apply to debt obligations issued by foreign issuers and denominated in U.S. dollars. The Fund does not expect to invest, at the time of purchase, more than 15% of its net assets in debt obligations issued by issuers in emerging markets, also known as developing countries.

4.	Comment: The disclosure on page 4 defines “net assets” to include “any borrowings made by the Fund for investment purposes”. Please revise this disclosure, as well as the disclosure regarding the Fund’s 80% policy, to conform to the definition of “assets” under rule 35d-1(g). Specifically, please revise the 80% policy to reference “net assets, plus the amount of borrowings for investment purposes” and revise the definition of “net assets” to exclude borrowings for investment purposes.

Response: The Registrant has revised the Fund’s 80% policy as shown below and deleted the disclosure on page 4 referenced in the Staff’s comment.

Under normal conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in debt obligations or investments that provide exposure to such debt obligations.

The Registrant has made these changes with respect to Thornburg Flexible Bond ETF and Thornburg International Core Equity ETF as well.

Securities and Exchange Commission	- 3 -	December 6, 2024

5.	Comment: The disclosure on page 4 states that Thornburg Investment Management, Inc. (“Thornburg” or the “Adviser”) “will generally seek to construct a portfolio of investments with a dollar-weighted average duration that falls within two years of the dollar-weighted average duration of the Fund’s benchmark index, the Bloomberg US Aggregate Bond Index”. Please disclose under what circumstances the Fund will deviate more than 2 years from the duration of the Bloomberg US Aggregate Bond Index.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

There is no limitation on the duration or maturity of any specific debt obligation the Fund may purchase. While Thornburg has broad discretion to modify the Fund’s duration within a wide range in the Adviser’s discretion and based on its view of market conditions, Thornburg will generally seek to construct a portfolio of investments with a dollar-weighted average duration that falls within two years of the dollar-weighted average duration of the Fund’s benchmark index, the Bloomberg U.S. Aggregate Bond Index. The duration of the Fund’s portfolio may vary significantly from time to time due to changes in overall market conditions, including changes in the rate of pre-payment speeds, among other reasons, and may be outside the stated range at any time. Duration is a measure of estimated sensitivity to interest rate changes, and a debt obligation or a portfolio of obligations with a higher duration will typically be more sensitive to interest rate changes than an obligation or a portfolio with a lower duration. Duration is commonly expressed as a number, which is the expected percentage change in an obligation’s price upon a 1% change in interest rates. For example, an obligation with a duration of 0.5 would be expected to change in price by approximately 0.5% in response to a 1% change in interest rates.

The Registrant has made these changes with respect to Thornburg Flexible Bond ETF as well.

Securities and Exchange Commission	- 4 -	December 6, 2024

6.	Comment: The disclosure on page 5 states that Thornburg expects to allocate investments across various fixed income sectors in response to “changing market, financial, economic, and other factors and events that the Fund’s portfolio managers believe may affect the values of the Fund’s investments”. Please more specifically disclose how Thornburg is considering and defining “changing market, financial, economic, and other factors and events”.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

Thornburg seeks to achieve the Fund’s investment objective by allocating actively among various market sectors in the fixed income markets, such as those listed above, and through security selection within the selected market sectors. Thornburg allocates the Fund’s assets among a range of sectors based on strategic positioning and other tactical considerations. In buying and selling investments for the Fund, Thornburg looks for market sectors and securities that it believes will have more favorable relative performance over time. ~~Thornburg expects to allocate the Fund’s assets across various fixed income market sectors in response to changing market, financial, economic, and other factors and events that the Fund’s portfolio managers believe may affect the values of the Fund’s investments.~~ The Fund may invest significantly in one or more sectors, and may at times invest primarily in a single sector, such as asset-backed securities or mortgage-backed securities of private issuers.

The Registrant has made these changes with respect to Thornburg Flexible Bond ETF as well.

7.	Comment: Please more specifically disclose how Thornburg is evaluating domestic and international economic developments and outlooks for securities markets which is referenced in the second paragraph on page 5.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

Each of the Fund’s investments is determined by individual issuer and industry analysis, including Thornburg’s evaluation, based on, among other things, proprietary or third-party analysis and reports, of domestic and international economic developments, outlooks for securities markets, interest rates and inflation, and the supply and demand for debt obligations.

8.	Comment: The principal investment strategy section states that the Fund will invest in bank loans, loan assignments, loan participants and similar obligations. Please include applicable risk disclosure in the principal risk section.

Response: The Registrant has added the following disclosure to the Principal Risks section:

Risks of Bank Loans, Loan Assignments, Loan Participations and Similar Obligations. The Fund may invest in bank loans, loan assignments and loan participations and similar obligations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws; (ii) so-called “lender liability” claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations; and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower. In addition, because bank loans are not typically registered under the federal securities laws like stocks and bonds, investors in loans have less protection against improper practices than investors in registered securities.

Securities and Exchange Commission	- 5 -	December 6, 2024

The Registrant has made this change with respect to Thornburg Flexible Bond ETF as well.

9.	Comment: The principal investment strategy section states that the Fund will invest in obligations issued or guaranteed by U.S. and non-U.S. governments and their agencies or instrumentalities. Please include applicable risk disclosure in the principal risk section.

Response: The Registrant has added the following disclosure to the Principal Risks section:

Risks of Investing in U.S. Government Obligations. U.S. government obligations are subject to the same risks affecting other debt obligations. Although securities backed by the full faith credit of the U.S. government are commonly regarded as having relatively less risk of default, it is possible that the U.S. government may be unwilling or unable to repay principal and interest when due, and may require that the terms for payment be renegotiated. Further obligations that are backed by the full faith and credit of the U.S. government remain subject to the other general risks applicable to debt obligations, such as market risks, liquidity risks, and interest rate risks, and may be subject to ratings downgrades. U.S. government obligations also include obligations of U.S. government agencies, instrumentalities, and government-sponsored enterprises, commonly referred to as “agency obligations.” Some agency obligations are backed by the full faith and credit of the U.S. government, but other agency obligations have no specific backing or only limited support from the agency’s authority to borrow from the U.S. government or the discretionary authority of the Treasury to purchase obligations of the issuing agency.

Securities and Exchange Commission	- 6 -	December 6, 2024

Risks of Debt Issued by Foreign Governments. Debt obligations may be issued by foreign governments and their agencies and instrumentalities, including the governments of developing countries and “supra-national” entities such as the International Bank for Reconstruction and Development. The Fund’s investments in these foreign debt obligations may be denominated in U.S. dollars or in foreign currencies. These securities, even if denominated in U.S. dollars, may be affected significantly by fluctuations in the value of foreign currencies, and the value of these securities in U.S. dollars may decline even if the securities increase in value in their home country. The governmental issuers of these debt obligations may be less willing or able than the U.S. to repay principal and interest when due, and may require that the terms for payment be renegotiated. In some countries there may be political instability or insufficient government supervision of markets, and the legal protections for the Fund’s investments could be subject to unfavorable judicial or administrative changes. These risks may be more pronounced for the Fund’s investments in debt obligations issued by developing countries.

The Registrant has made these changes with respect to Thornburg Flexible Bond ETF as well.

10.	Comment: Please confirm whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose in the principal risk section that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has revised the following disclosure with respect to each Fund as marked:

ETF Structure Risks. The Fund is structured as an ETF and is subject to risks related to exchange trading, including:

[…]

-	Only an authorized participant (an “Authorized Participant”) may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. The Fund has a limited number of institutions that may act as Authorized Participants on an agency basis (i.e., on behalf of other market participants). In addition, to the extent that securities held by the Fund are traded outside a collateralized settlement system, Authorized Participants may be required to post collateral on certain trades on an agency basis (on behalf of other market participants), which only a limited number of Authorized Participants may be able to do. To the extent that Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts or delisting.

Securities and Exchange Commission	- 7 -	December 6, 2024

11.	Comment: The principal investment strategy section states that the Fund will invest in emerging markets. Please include applicable risk disclosure in the principal risk section.

Response: The Registrant has added the following disclosure to the Principal Risks section:

Emerging Markets Risk. The risks which may affect investments in foreign issuers may be more pronounced for investments in emerging markets, also known as developing countries, because the economies of those markets are usually less diversified; communications, transportation and economic infrastructures are less developed; and emerging markets ordinarily have less established legal, political, business and social frameworks. At times the prices of debt obligations of an issuer in an emerging market may be extremely volatile. An issuer in a developed country may be similarly affected by these emerging markets risks to the extent that the issuer conducts its business in emerging markets.

12.	Comment: Please disclose in the principal risk section that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has revised the following disclosure as marked:

ETF Structure Risks. The Fund is structured as an ETF and is subject to risks related to exchange trading, including:

[…]

-	Although the Fund’s shares are listed on the Exchange, it is possible that an active trading market in the Fund’s shares may not be maintained. In stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings, which could lead to wider bid/ask spreads and differences in the market price of the Fund’s shares and the underlying value of those shares.

Securities and Exchange Commission	- 8 -	December 6, 2024

The Registrant has made these changes with respect to the other Funds as well.

13.	Comment: Please supplementally identify the broad-based index against which performance will be measured. See Instruction 2 to Item 4 of Form N-1A.

Response: The broad-based securities market index for Thornburg Core Plus Bond ETF and Thornburg Flexible Bond ETF is expected to be Bloomberg U.S. Aggregate Index. The broad-based securities market index for each of Thornburg International Core Equity ETF and Thornburg International Growth ETF is expected to be MSCI EAFE Index.

THORNBURG FLEXIBLE BOND ETF – FUND SUMMARY

14.	Comment: Disclosure in the first paragraph on page 11 states that the Fund will make investments “from throughout the world”. Please describe how the Fund will invest its assets in investments that are tied to a number of countries throughout the world.

Response: The Registrant has deleted the referenced phrase.

15.	Comment: The principal investment strategy section states that the Fund will invest in emerging markets, bank loans, loan assignments, loan participants and similar obligations, zero coupon bonds and “stripped” securities, and convertible debt obligations. Please include applicable risk disclosure in the principal risk section.

Response: The Registrant has added the following disclosure to the Principal Risks section:

Risks of Bank Loans, Loan Assignments, Loan Participations and Similar Obligations. The Fund may invest in bank loans, loan assignments and loan participations and similar obligations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws; (ii) so-called “lender liability” claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations; and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower. In addition, because bank loans are not typically registered under the federal securities laws like stocks and bonds, investors in loans have less protection against improper practices than investors in registered securities.

Securities and Exchange Commission	- 9 -	December 6, 2024

Risks Affecting Convertible Debt Obligations. The market value of a convertible debt obligation may vary with changes in prevailing interest rates and changing evaluations of the ability of the issuer to meet principal and interest payments. The market value of a convertible debt obligation may also vary in accordance with the market value of the underlying stock. As a result, convertible debt obligations held by the Fund will tend to perform more like equity securities when the underlying stock price is high (because it is assumed that the Fund will convert the obligation), and more like non-convertible debt obligations when the underlying stock price is low (because it is assumed that the Fund will not convert the obligation). Because its market value can be influenced by several factors, a convertible debt obligation will not be as sensitive to interest rate changes as a similar non-convertible debt obligation, and generally will have less potential for gain or loss than the underlying stock.

Risks Affecting Zero Coupon Bonds and Stripped Securities. Zero coupon bonds are corporate or government-issued debt obligations that do not provide for periodic or “coupon” payments of interest, and that are issued at a substantial discount to their face value. The buyer of a zero coupon bond realizes a stated rate of return determined by the gradual accretion in the value of the security. A “stripped” security is a debt obligation that has been transformed into a zero coupon bond by creating a separate, new security comprised of the separate income component of the debt obligation (commonly referred to as an “income only” or “I/O” security) or the separate principal component of the debt obligation (commonly referred to as a “principal only” or “P/O” security). Because zero coupon bonds do not provide for periodic payments of interest, their value is generally more volatile than the value of a comparable, interest-paying bond. The Fund may also have to recognize income on the bond and make distributions to shareholders before it has received any cash payments on the bond. To generate the cash necessary to satisfy such distributions, the Fund may have to sell portfolio securities that it otherwise might have continued to hold or use cash flows from other sources, including the proceeds from the sale of Fund shares.

The Registrant has made these changes with respect to Thornburg Core Plus Bond ETF as well.

Securities and Exchange Commission	- 10 -	December 6, 2024

THORNBURG INTERNATIONAL CORE EQUITY ETF – FUND SUMMARY

16.	Comment: The Fund’s name includes the term “international”. Please expressly describe how the Fund is defining “international”. The Fund should describe the specific criteria the Fund uses to determine that an investment is tied to a country or region.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

The Fund invests primarily in common stocks of non-U.S. developed market companies and in depositary receipts associated with such stocks. Under normal conditions, the Fund will invest at least 80% of its net assets in common stocks, depositary receipts, or investments that provide exposure to such non-U.S. investments ~~them~~. Such non-U.S. developed market companies include, but are not limited to, companies: (i) whose stock is listed on a foreign exchange; (ii) that are domiciled or headquartered or primarily operate in, or that derive a majority of their profits, revenues, sales, or income from, outside the U.S.; and (iii) that are a component in any widely-used index of non-U.S. securities (e.g., MSCI EAFE Index).

17.	Comment: The Fund’s 80% policy refers to investments that provide “exposure to them”. Please specifically define “them” in the 80% policy.

Response: The Registrant has revised the Fund’s 80% policy as shown in response to Comment 16 above.

18.	Comment: Please disclose how the Fund is defining “unfavorable market perceptions” of companies on page 18.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows (please note that the changes below include revisions in response to Comment 19 below as well):

Thornburg, the Fund’s investment adviser, intends to invest on an opportunistic basis in companies that, in the Adviser’s opinion, ~~where the Fund’s portfolio managers believe~~ have sound business fundamentals at a time when Thornburg believes intrinsic value is not fully recognized by the marketplace. The Fund seeks to identify value in a broad or different context by investing in a diversified portfolio of stocks. The Fund ~~seeks to invest in promising companies, and~~ may invest in stocks that reflect unfavorable market perceptions of the company or industry fundamentals. These perceptions may be based on various factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Securities and Exchange Commission	- 11 -	December 6, 2024

19.	Comment: Please disclose how the Fund is defining “promising companies” on page 18.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as shown in response to Comment 18 above.

20.	Comment: Will the Fund principally invest in small and mid-cap companies? If yes, please disclose in the principal investment strategy and principal risk sections.

Response: No, the Fund will not principally invest in small and mid-cap companies. As noted in the Registration Statement, the Fund “may invest in companies of any size, but expects to invest primarily in the large capitalization range of publicly traded companies.”

21.	Comment: Please disclose how the Fund is defining “bottom-up fundamental analysis” on page 18.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

The Fund’s investments are typically determined by individual issuer and industry analysis, primarily using a bottom-up fundamental analysis (i.e., focusing on company-specific factors).

22.	Comment: The principal investment strategy section states that the Fund will invest in depositary receipts and derivatives. Please include applicable risk disclosure in the principal risk section.

Response: The Registrant has added the following disclosure to the Principal Risks section:

Derivatives Risk. The Fund’s investments in futures contracts, options, swaps, forward contracts, and other derivative instruments involve the risks associated with the securities or other assets underlying those derivatives, and may involve risks different or greater than the risks affecting the underlying assets, including the inability or unwillingness of the other party to a derivative to perform its obligations to the Fund, the Fund’s inability or delays in selling or closing positions in derivatives and difficulties in valuing derivatives.

Securities and Exchange Commission	- 12 -	December 6, 2024

Risks of Investing in Depositary Receipts. An investment in American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) or Global Depositary Receipts (“GDRs”) is an alternative to the purchase of the underlying securities in their national markets and/or currencies. However, ADRs, EDRs, and GDRs remain subject to many of the risks associated with investing directly in foreign securities, including the political and economic risks associated with the underlying issuer’s country. Certain countries may limit the ability to convert a depositary receipt into the underlying foreign security and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related depositary receipts. Moreover, EDRs and GDRs can involve currency risk since, unlike ADRs, they may not be U.S. dollar denominated.

The Registrant has made these changes with respect to Thornburg International Growth ETF as well, as noted in response to Comment 26 below.

THORNBURG INTERNATIONAL GROWTH ETF – FUND SUMMARY

23.	Comment: The Fund’s name includes the term “international”. Please expressly describe how the Fund is defining “international”. The Fund should describe the specific criteria the Fund uses to determine that an investment is tied to a country or region.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows to add the following disclosure:

Non-U.S. developed market companies include, but are not limited to, companies: (i) whose stock is listed on a foreign exchange; (ii) that are domiciled or headquartered or primarily operate in, or that derive a majority of their profits, revenues, sales, or income from, outside the U.S.; and (iii) that are a component of any widely-used index of non-U.S. securities (e.g., MSCI EAFE Index).

24.	Comment: The disclosure on page 23 states that the Thornburg International Growth ETF expects to “invest primarily” in equity securities or depositary receipts of non-US developed market issuers...”

a.	Please disclose how the Fund is defining “primarily”. We may have additional comments.

Response: For Funds, such as this Fund, that are not subject to the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended, the Registrant does not generally have a practice of defining what “primarily” translates to as a percentage of assets. The Registrant intends to follow this practice with the Fund’s disclosure and has therefore not added language defining “primarily” in percentage terms. The Registrant notes, however, that the Fund intends to comply with the Staff’s historical guidance that “primarily” means investing at least 65% of assets in a specified manner.

Securities and Exchange Commission	- 13 -	December 6, 2024

b.	Please also disclose how the Fund is defining “non-US developed market issuers”.

Response: Please see the response to Comment 23 above.

25.	Comment: The principal investment strategy section states that the Fund will invest in companies that have “growth characteristics”. Please include applicable risk disclosure in the principal risk section.

Response: The Registrant has added the following disclosure to the Principal Risks section:

Growth Company Risk. Growth company stocks may trade at higher multiples of current earnings than other equity securities and, therefore, may be more sensitive to changes in current or expected earnings than other equity securities and may be more volatile. If growth companies do not increase their earnings at a rate expected by investors, the market price of the stock may decline significantly, even if earnings show an absolute increase. Growth company stocks also typically lack the dividend yield that can cushion stock prices in market downturns. These risks may be more pronounced in companies that are in the earlier stages of their growth cycle.

26.	Comment: The principal investment strategy section states that the Fund will invest in non-U.S. developed market issuers, depositary receipts, emerging growth markets, and derivatives. Please include applicable risk disclosure in the principal risk section.

Response: The Registrant has added the disclosure below to the Principal Risks section. The Registrant notes that the Fund’s principal investment strategy section states that the Fund can invest in “emerging growth companies” and not “emerging growth markets” as noted in the Staff’s comment, so no principal risk disclosure regarding emerging growth markets has been added.

Derivatives Risk. The Fund’s investments in futures contracts, options, swaps, forward contracts, and other derivative instruments involve the risks associated with the securities or other assets underlying those derivatives, and may involve risks different or greater than the risks affecting the underlying assets, including the inability or unwillingness of the other party to a derivative to perform its obligations to the Fund, the Fund’s inability or delays in selling or closing positions in derivatives and difficulties in valuing derivatives.

Securities and Exchange Commission	- 14 -	December 6, 2024

Risks of Investing in Depositary Receipts. An investment in American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) or Global Depositary Receipts (“GDRs”) is an alternative to the purchase of the underlying securities in their national markets and/or currencies. However, ADRs, EDRs, and GDRs remain subject to many of the risks associated with investing directly in foreign securities, including the political and economic risks associated with the underlying issuer’s country. Certain countries may limit the ability to convert a depositary receipt into the underlying foreign security and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related depositary receipts. Moreover, EDRs and GDRs can involve currency risk since, unlike ADRs, they may not be U.S. dollar denominated.

27.	Comment: The disclosure on page 23 describes a “focused portfolio” as one limited to investing in up to 50 issuers across diversified countries and sectors. However, the principal risk disclosure regarding “focused investment risk” refers to investing in a particular market, industry, sector, or country rather than a limited number of issuers. Please reconcile.

Response: The referenced risk will be revised to include references also to “a limited number of issuers.”

28.	Comment: Please disclose the Fund’s concentration policy in Item 4 disclosure.

Response: The Registrant respectfully notes that Item 4 of Form N-1A requires “identifying…any policy to concentrate in securities of issuers in a particular industry or group of industries.” (Emphasis added.) The Registrant has no such policy with respect to the Fund and, accordingly, respectfully declines to revise the Item 4 disclosure.

ADDITIONAL INFORMATION – ITEM 9

29.	Comment: Per the requirements of Form N-1A, risks disclosed as principal risks in Item 9 disclosure should, likewise, be listed in the prospectus’ Item 4 disclosure. The same applies to principal strategy disclosure (i.e., where a risk is listed as a principal risk, it should correspondingly be disclosed in principal strategy disclosure, as to both Items 4 and 9). Please revise Items 4 and 9 accordingly.

Response: The Registrant confirms that each Fund’s principal investment strategies and principal risks are summarized in the “Summaries” section of the Prospectus. The “Additional Information” section of the Prospectus provides additional information about some of the securities and other practices in which a Fund may engage, along with their associated risks. The Registrant believes this is consistent with Items 4(a)-(b) and 9(b)-(c) of Form N-1A and with prior Staff guidance (see, IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure) and that no changes are needed.

Securities and Exchange Commission	- 15 -	December 6, 2024

30.	Comment: The disclosure on page 27 under Item 9 states the following: “[p]lease note that each fund may also use strategies and invest in securities that are not described in this Prospectus, but that are described in the Statement of Additional Information (the ’SAI’)”. Please revise this disclosure to clarify that the principal strategies of the Funds are reflected in the Prospectus. See Items 4(a) and 9(b) of Form N-1A.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

Please note that each Fund may also use strategies and invest in securities that are not described in this Prospectus, but that are described in the Statement of Additional Information (the “SAI”). The principal strategies of the Funds are reflected in the Prospectus.

31.	Comment: The first paragraph under the heading, “Investing in Stocks and Other Equity Securities” identifies various types of equity investments. If such equity investments are part of the principal investment strategies for the Funds, then please ensure all equity securities listed are included in each Fund’s’ principal investment strategy sections under Item 4. The equity investments identified in this paragraph do not appear to align with the equity securities disclosed in each Fund’s Item 4 disclosure regarding their principal investment strategies.

Response: The Registrant confirms that each Fund’s principal investment strategies are disclosed in the “Summaries” section of the Prospectus. The Registrant further confirms that any securities or other practices in which a Fund may engage that are not disclosed in the “Summaries” section of the Prospectus are not principal investment strategies.

32.	Comment: There is a reference to the “International Equity ETF” in the third, fourth and fifth paragraphs under “Investing in Stocks and Other Equity Securities” starting on page 27, and multiple places later in the disclosure. However, the “International Equity ETF” is not located in the prospectus. Please revise throughout the document to reference the appropriate Fund.

Response: The Registrant notes that Thornburg International Core Equity ETF is defined as “International Equity ETF” on page 2.

Securities and Exchange Commission	- 16 -	December 6, 2024

33.	Comment: The disclosure on page 27 in the fifth paragraph states that the International Equity and International Growth ETFs may invest in securities that exhibit the characteristics of “predictable growth; predictable profitability; predictable cash flow; or predictable levels of dividends”. Please disclose how the Funds are defining “predictable” and supplementally explain how use of the term “predictable” is not misleading.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

The International Equity ETF and International Growth ETF may also invest in issuers the securities of which typically exhibit, in the Adviser’s opinion, one or more of the following characteristics: relatively stable business ~~predictable~~ growth; consistent ~~predictable~~ profitability; stable ~~predictable~~ cash flow; or consistent ~~predictable~~ levels of dividends. These securities also tend to operate in relatively stable industries, and their stock prices tend to be less sensitive to changes in outside factors such as changes in interest rates or inflation.

34.	Comment: Disclosure on page 27 in the sixth paragraph states that the International Equity ETF and International Growth ETF may invest in issuers that operate in industries which are newer than issuers in “the other two categories discussed above”. Please clarify what the “other two categories” is referring to throughout this paragraph.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

Thornburg International Core Equity ETF (“International Equity ETF”) and Thornburg International Growth ETF (“International Growth ETF”) may invest in the equity securities of companies that generally operate in industries deemed to be mature as they are older, larger industries with slowing rates of growth, or in industries considered cyclical because their performance is generally correlated to economic business cycles (the “Basic Value” category). The stock prices of ~~such~~ Basic Value securities also tend to be more sensitive to changes in outside factors such as interest rates or inflation, and may exhibit higher volatility in earnings and cash flow versus securities categorized in the other two categories.

Securities and Exchange Commission	- 17 -	December 6, 2024

The International Equity ETF and International Growth ETF may also invest in issuers the securities of which typically exhibit one or more of the following characteristics: predictable growth; predictable profitability; predictable cash flow; or predictable levels of dividends (the “Consistent Earner” category). These Consistent Earner securities also tend to operate in relatively stable industries, and their stock prices tend to be less sensitive to changes in outside factors such as changes in interest rates or inflation.

The International Equity ETF and International Growth ETF may also invest in securities issuers that operate in industries which are newer or less established than issuers in the ~~other two~~ Basic Value and Consistent Earner categories discussed above, or may offer a product or service that is relatively new for the industry in which the issuer operates, or for which fewer competing products or services exists (the “Emerging Franchises” category). Because Emerging Franchises operate in newer industries or are positioned competitively relative to their peers, these issuers have the potential to grow at an above average rate through increases in revenues, profits, or cash flows faster than the other categories of issuers. There is no limitation on the percentage of the assets of each of International Equity ETF and International Growth ETF which shall be invested in equity securities within each of those categories, and the allocation of the assets of each of International Equity ETF and International Growth ETF across these three categories is expected to vary over time.

35.	Comment: Under the heading “General Risks of Equity Securities” on page 28, the disclosure indicates that the Fund may “invest in a company’s equity securities through an initial public offering (“IPO”). Please disclose such investments in the Fund’s Item 4 principal strategy section and principal risk sections, as applicable.

Response: The Registrant confirms that investments in a company’s equity securities through an IPO is not a principal investment strategy of any Fund. Therefore, the Registrant does not believe any changes to disclosure are needed.

36.	Comment: Under the heading “Risks of Investing in Publicly Traded Real Estate Investment Trusts (“REITs”)” on page 30, the disclosure indicates that the Fund may invest in REITs. Please disclose such investments in the Fund’s Item 4 principal strategy section and principal risk sections, as applicable.

Response: The Registrant confirms that investments in REITs are not a principal investment strategy of any Fund. Therefore, the Registrant does not believe any changes to disclosure are needed.

Securities and Exchange Commission	- 18 -	December 6, 2024

37.	Comment: Under the heading “Developing Country Risks” on pages 34-35, the disclosure indicates that the Fund may invest in developing countries. The disclosure also includes separate risk disclosure about investments in China. Please disclose such investments in the Fund’s Item 4 principal strategy section and principal risk sections, as applicable.

Response: The Registrant confirms that investments in China are not a principal investment strategy of any Fund. Therefore, the Registrant does not believe any changes to disclosure are needed.

38.	Comment: Disclosure under the heading “Developing Countries Risk” contains inconsistent descriptions regarding how Thornburg is defining developing countries. For example, the disclosure states that Thornburg considers developing countries to include most Asian nations. However, Thornburg also considers whether the issuer is a developing country if the country is included in the MSCI Emerging Markets Index, and there is separate disclosure indicating that Thornburg designates a number of countries outside of Asia as developing countries. Please clarify and reconcile.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

Certain Funds may invest all or a specified percentage of their net assets in developing countries, also known as emerging market countries. While subject to reasonable interpretation, developing countries are generally those countries which are not included in the MSCI World Index. ~~For this purpose,~~ Thornburg considers ~~the following material factors in determining if~~ an investment by a Fund to be in such a developing country if the investment is in the securities of an issuer that ~~is an investment in a developing country~~: (i) ~~whether the issuer~~ is included in the MSCI Emerging Markets Index; (ii) ~~whether the is issuer~~ is organized or headquartered in a developing country or maintains most of its assets in one or more such countries; (iii) ~~whether the issuer~~ has a primary listing for its equity securities on a stock exchange of an developing country; or (iv) ~~whether the issuer~~ derives a majority of its profits, revenues, sales, or income from one or more developing countries. ~~Currently, Thornburg considers developing countries to include most Central and South American, African, Asian (including the Middle and Near East, and the Indian subcontinent) and Central and Eastern European nations.~~ […]

Securities and Exchange Commission	- 19 -	December 6, 2024

39.	Comment: Under the heading “Risks of Debt Issued by Foreign Governments” on page 35, the disclosure indicates that the Fund may invest “in debt issued by foreign governments”. Please disclose such investments in the Fund’s Item 4 principal strategy section and principal risk sections, as applicable.

Response: The Registrant notes that such investments are disclosed as principal investment strategies in the “Summaries” section of Thornburg Core Plus Bond ETF and Thornburg Flexible Bond ETF. Therefore, the Registrant does not believe any changes to disclosure are needed.

40.	Comment: The disclosure on pages 36-37 indicates that the Fund may invest in municipal obligations and municipal leases. Please disclose such investments in the Fund’s Item 4 principal strategy section and principal risk sections, as applicable.

Response: The Registrant notes that investments in taxable municipal obligations and participations in municipal obligations are disclosed as a principal investment strategy in the “Summaries” section of Thornburg Flexible Bond ETF. The Registrant confirms that investments in invest in municipal obligations and municipal leases are otherwise not principal investment strategies of any Fund. Therefore, the Registrant does not believe any changes to disclosure are needed.

41.	Comment: The disclosure on page 39 indicates that the Fund may invest in REMICs. Please disclose such investments in the Fund’s Item 4 principal strategy section and principal risk sections, as applicable.

Response: The Registrant confirms that investments in REMICs are not a principal investment strategy of Thornburg International Core Equity ETF or Thornburg International Growth ETF . Therefore, the Registrant does not believe any changes to disclosure with respect to such Funds are needed. The Registrant has, however, revised the Principal Investment Strategies section of each of Thornburg Core Plus Bond ETF and Thornburg Flexible Bond ETF as follows:

Thornburg Core Plus Bond ETF

While the Fund may invest in debt obligations of any type, the Fund will typically invest in the following types of debt obligations:

[…]

▪	mortgage-backed and asset-backed securities, including residential or commercial mortgage-backed securities, ~~or~~ collateralized mortgage obligations~~,~~ issued by agencies of the U.S. government or issued by private entities, or real estate mortgage investment conduits; and

Securities and Exchange Commission	- 20 -	December 6, 2024

Thornburg Flexible Bond ETF

The Fund may invest in debt obligations of any kind, of any quality, and of any maturity. The Fund expects, under normal conditions, to select a majority of its investments from among the following types of debt obligations:

[…]

▪	mortgage-backed securities and other asset-backed securities of private issuers, including commercial mortgage-backed securities, and real estate mortgage investment conduits;

42.	Comment: The disclosure on page 40 indicates that the Fund may engage in short selling.

a.	Please disclose any short-selling strategy in the Fund’s Item 4 principal strategy section and principal risk sections, as applicable.

Response: The Registrant confirms that no Fund engages in short-selling as a principal investment strategy. Therefore, the Registrant does not believe any changes to disclosure are needed.

b.	Please also include fees associated with short selling in the fee table.

Response: The Registrant does not expect any Fund to incur fees associated with short selling in its initial year or operations. Please also see the response to Comment 42(a) above.

43.	Comment: The disclosure on page 42 indicates that the Fund may invest in other investment companies.

a.	Please disclose such investments in the Fund’s Item 4 principal strategy section and principal risk sections, as applicable.

Response: The Registrant confirms that investments in other investment companies are not a principal investment strategy for the referenced Fund. Therefore, the Registrant does not believe any changes to disclosure are needed.

Securities and Exchange Commission	- 21 -	December 6, 2024

b.	If the fees and expenses incurred indirectly by the Fund as a result of investments in shares of one or more acquired funds exceed one basis point of average net assets of the Fund, then please disclose in the fee table.

Response: The Registrant confirms if the fees and expenses estimated to be incurred indirectly by a Fund as a result of investments in shares of one or more acquired funds exceed one basis point of average net assets of such Fund, then the Fund will disclose that in the fee table.

44.	Comment: Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, as well as the effects of taking such temporary defensive positions. See Form N-1A, Item 9(b)(1), Instruction 6.

Response: The Registrant notes that this information is already disclosed (please see the “Temporary Defensive Positions” section on page 42). Therefore, the Registrant does not believe any changes to disclosure are needed.

45.	Comment: Section 11.2 of the Declaration of Trust includes an exclusive forum provision for shareholder claims to be brought in state and federal courts in the Commonwealth of Massachusetts.

a.	Please disclose in an appropriate location in the Prospectus this provision and corresponding risks of such a provision (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum). We note that such disclosure is currently located in the Statement of Additional Information (“SAI”).

Response: The Registrant confirms that the requested change has been made.

b.	Please also disclose in an appropriate location in the Prospectus that there is a question regarding the enforceability of this provision since the Securities Act of 1933 (“Securities Act”) and Investment Company Act of 1940 (“1940 Act”) permit shareholders to bring claims arising from these Acts in both state and federal courts.

Response: The Registrant confirms that the requested change has been made.

Securities and Exchange Commission	- 22 -	December 6, 2024

STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION ABOUT THE TRUST

46.	Comment: On page 3, in the eighth paragraph, please more specifically disclose that there is a question regarding the enforceability of the exclusive forum provision in the Declaration of Trust since the Securities Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

The Declaration of Trust provides that state and federal courts sitting within the Commonwealth of Massachusetts shall be the sole and exclusive forums for any shareholder to bring (i) any action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim for breach of a fiduciary duty owed by any Trustee, officer or employee, if any, of the Trust to the Trust or the Trust’s shareholders, (iii) any action asserting a claim against the Trust, its Trustees, officers or employees, if any, arising pursuant to any provision of the Massachusetts Business Corporation Act, the Massachusetts Uniform Trust Code, or any federal or state securities law, in each case as amended from time to time, or the Declaration of Trust or the Trust’s Bylaws; or (iv) any action asserting a claim against the Trust, its Trustees, officers or employees, if any, governed by the internal affairs doctrine. This exclusive jurisdiction provision may make it more expensive for a shareholder to bring a suit and may limit a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the shareholder. A court may choose not to enforce this provision of the Declaration of Trust. There is a question regarding the enforceability of the exclusive forum provision in the Declaration of Trust because the Securities Act of 1933, as amended, and l940 Act permit shareholders to bring claims arising under such statutes in both state and federal courts.

47.	Comment: Please revise the heading “Temporary Investments” on page 28. An investment is made pursuant to a principal strategy, non-principal, or as a temporary defensive position strategy. See Item 16 of Form N-1A.

Response: The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

~~Temporary~~ Other Investments. Each Fund may from time to time invest or ~~a~~ keep a portion of its portfolio in cash or other short-term, fixed income securities. Such investments may be made due to market conditions, pending investment of idle funds, or to afford liquidity.

Securities and Exchange Commission	- 23 -	December 6, 2024

INVESTMENT LIMITATIONS

48.	Comment: Investment Limitation 4 refers to a “single industry”. Please also add “group of industries” to this Limitation. See section 8(b) of the 1940 Act.

Response: The Registrant confirms that the Funds do not have a policy to concentrate in any particular group of industries and will revise the disclosure accordingly.

49.	Comment: Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Registrant will add the following disclosure to the “Fundamental Investment Policies” section:

The Fund considers the underlying investments of any underlying investment companies when determining a Fund’s compliance with its concentration policies to the extent practicable and such information is available to the Fund.

50.	Comment: If any of the Funds will be concentrated in a particular industry or group of industries, please revise each of these Fund’s concentration policy to state that the Fund will concentrate in that industry or group of industries.

Response: The Funds do not have a policy to concentrate in any industry or group of industries. Therefore, the Registrant does not believe any changes to disclosure are needed.

Securities and Exchange Commission	- 24 -	December 6, 2024

51.	Comment: Under the Fund’s concentration policy disclosed in its Investment Limitations, the Fund states that it does not consider asset-backed securities to represent interests in any industry or group of industries. Staff believes that the Fund’s position as currently worded conflicts with Section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The staff does not believe that it is consistent with Section 13(a) of the 1940 Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. Staff takes the position that every investment - other than investments in government securities, domestic bank deposit instruments or tax-exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) - is an investment in some industry or group of industries. Accordingly, a fund must determine which industry classification, or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed security’s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund’s concentration policy. A Fund could also reasonably choose to classify its non-mortgage related asset-backed security investments in a single industry for concentration purposes. Please revise this description in the SAI to conform to this position and make any necessary conforming changes to the principal strategies section of the prospectus.

Response: The Adviser views mortgage-backed securities (“MBS”) and other asset-backed securities (“ABS”) as broad asset classes representing a diverse and heterogeneous pool of borrowers, loan type and properties and continues to believe that MBS and ABS should not be classified as an “industry”. However, in light of the Staff’s comment, the Registrant will remove the referenced language.

The Registrant has revised the disclosure referenced in the Staff’s comment as follows:

For purposes of applying the terms of fundamental policy number 4, Thornburg will, on behalf of each Fund, make reasonable determinations as to the appropriate industry classification to assign to each issuer of securities in which a Fund invests. In doing so, Thornburg may rely on its own analysis of an issuer or on available third party industry classifications. The definition of what constitutes a particular industry is therefore an evolving one, particularly for issuers in industries that are new or are undergoing rapid development. Some issuers could reasonably fall within more than one industry category. The Adviser will use its reasonable efforts to assign each issuer to the category which it believes is most appropriate. The limitation on investing in industries does not apply to an investment by a Fund in a particular economic sector, such as the utilities, hospital and healthcare facilities, or industrial development sectors. Additionally, securities of the U.S. Government and its agencies and instrumentalities are not considered to represent industries for this purpose. ~~The Trust takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restriction noted above does not apply to such securities.~~ The views and interpretations by the Funds stated in this paragraph may change due to changes in the law or interpretations of the law, including laws pertaining to municipal obligations and the taxability of interest paid on those obligations, and due to other factors.

Securities and Exchange Commission	- 25 -	December 6, 2024

52.	Comment: Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Response: The Registrant acknowledges that, to the extent practicable, each Fund will look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy.

MANAGEMENT

53.	Comment: Please include the principal occupation of the Trustees during the past five years with their corresponding dates. See Item 17, Form N-1A.

Response: The Registrant confirms that the requested changes have been made.

INVESTMENT ADVISER

54.	Comment: Please supplementally confirm whether any of the Funds will utilize the services of a sub-adviser. We may have additional comments.

Response: The Registrant confirms that Funds do not currently utilize the services of a sub-adviser or have any current plans to do so.

UNDERWRITING AND DISTRIBUTION SERVICES

55.	Comment: Disclosure under the heading “12b-1 Distribution Plan” on page 41 of the SAI is bracketed. Please supplementally explain if the Fund intends to include this disclosure.

Response: The Registrant confirms that the disclosure referenced in the Staff’s comment will be included in the Registrant Statement without brackets.

Securities and Exchange Commission	- 26 -	December 6, 2024

CREATION AND REDEMPTION OF CREATION UNITS

56.	Comment: In the third paragraph under the heading “Acceptance of Orders for Creation Units” on page 46 of the SAI, please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(iv) the acceptance of the basket would have certain adverse tax consequences; and (vi) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund’s Beneficial Owners ….”

Response: The Registrant confirms that the requested changes have been made.

PART C

ITEM 28 – EXHIBITS

57.	Comment: Article 11, Section 11.3(b) of The By-Laws of Thornburg ETF Trust (“By-Laws”) states that “[a]ny decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be binding upon the shareholders.” Please revise this provision to state that it does not apply to claims arising under the federal securities laws and please disclose in an appropriate location in the prospectus that it does not apply to federal securities law claims.

Response: The Registrant notes that Section 11.3(a) of the Bylaws state that a “direct” shareholder claim shall refer to, among other things, a claim for which an action is provided under the federal securities laws. Registrant further notes that Section 11.3(b) of the Bylaws only apply to derivative claims and do not apply to direct claims, including claims for which an action is provided under the federal securities laws. Registrant therefore does not believe that any revisions to the Bylaws are needed. Registrant has, however, revised its disclosure as requested.

58.	Comment: Section 5.2 of the By-Laws appears to permit indemnification of a Covered Person if the majority of the disinterested Trustees makes certain findings. Please explain how this provision complies with section 17(h) of the 1940 Act.

Response: Section 5.3 of the Bylaws provides, in relevant part, that:

As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person has not acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person has acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office [….] (emphasis added)

Securities and Exchange Commission	- 27 -	December 6, 2024

In light of the language in Section 5.3 of the Bylaws emphasized above, the Registrant believes Section 5.3 of the Bylaws complies with Section 17(h) of the 1940 Act.

59.	Comment: Article III, Section 9 (“Derivative Claims”) of the Agreement and Declaration of Trust of the Thornburg ETF Trust states that “[a]ny decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the Shareholders.” Please revise this provision to state that it does not apply to claims arising under the federal securities laws and please disclose in an appropriate location in the prospectus the provision and that it does not apply to federal securities law claims.

Response: The Registrant notes that Article VIII, Section 8(a) of the Agreement and Declaration of Trust states that a “direct” shareholder claim shall refer to, among other things, a claim for which an action is provided under the federal securities laws. Registrant further notes that Article III, Section 9 of the Agreement and Declaration of Trust only applies to derivative claims and does not apply to direct claims, including claims for which an action is provided under the federal securities laws. Registrant therefore does not believe that any revisions to the Agreement and Declaration of Trust are needed. Registrant has, however, revised its disclosure to describe the provision as requested.

60.	Comment: Please confirm the Fund will file a fidelity bond under Form 40-17G.

Response: The Registrant confirms that the Trust will file a fidelity bond under Form 40-17G.

Securities and Exchange Commission	- 28 -	December 6, 2024

61.	Comment: Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: The Registrant confirms that the legality opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

62.	Comment: Please include indemnification provisions required under Rule 461(c) under the Securities Act and § 17(h) and (i) under the 1940 Act.

Response: The Registrant confirms that the required indemnification provisions will be described in a subsequent pre-effective amendment to the Registration Statement.

63.	Comment: Please include the undertaking required by Rule 484(b)(3) under the Securities Act.

Response: The Registrant confirms that the undertaking required by Rule 484(b)(3) under the Securities Act will be included in a subsequent pre-effective amendment to the Registration Statement.

SIGNATURE PAGE

64.	Comment: Please include the signature of the principal accounting officer. See Section 6(a) of the Securities Act.

Response: The Registrant notes that the signature of Curtis Holloway, who is the Trust’s principal accounting officer, was included in the Registration Statement. The Registrant will clarify Mr. Holloway’s title on the signature page to indicate that he is the Trust’s Chief Financial Officer, Treasurer and Principal Accounting Officer.

ACCOUNTING COMMENTS

65.	Comment: Please provide an estimate of organization and offering expenses and confirm that they will be included in Other Expenses in the fee table.

Response: The Adviser will bear all organizational and offering expenses.

Securities and Exchange Commission	- 29 -	December 6, 2024

66.	Comment: Please enhance the disclosure in the section of the SAI addressing Financial Statements and Item 35 to undertake to file an amendment to the registration statement containing financial statements and an accompanying consent showing the initial capital received pursuant to the Trust’s reliance on Section 14(a)(3).

Response: The Registrant confirms that the requested changes will be made and audited seed financial statements reflecting the required net worth under Section 14 of the Investment Company Act will be filed in a pre-effective amendment.

GENERAL COMMENTS

67.	Comment: Please supplementally explain whether any of the Funds will invest through any entity that: (1) is primarily controlled by the Fund; and (2) primarily engages in investment activities in securities or other assets. We may have additional comments.

Response: None of the Funds expect to invest through any entity that: (1) is primarily controlled by the Fund; and (2) primarily engages in investment activities in securities or other assets.

68.	Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee tables, financial statements, information regarding Trustees, auditor’s report, consent). Further, a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on supplemental information supplied, or on exhibits added in any pre-effective amendment.

Response: The Registrant acknowledges the Staff’s comment.

69.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Registrant has not submitted and does not currently expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

70.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Registrant acknowledges the Staff’s comment.

Securities and Exchange Commission	- 30 -	December 6, 2024

*****

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (617) 951-7204 or Jeremy C. Smith at (212) 596-9858.

Sincerely,

/s/ Ali R. Olia

Ali R. Olia

CC:	Jeremy C. Smith

Amy Callow

Steve Fleischer